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                                                                    Exhibit 99.3

                         FORM OF LETTER TO SHAREHOLDERS

                            CHARLES & COLVARD, LTD.
                             3800 Gateway Boulevard
                                   Suite 310
                            Morrisville, N.C. 27560

                                        , 2001

Dear Stockholder:

   Enclosed are the prospectus and other materials relating to the Rights Offering by Charles & Colvard, Ltd. ("Charles & Colvard"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of Charles & Colvard Common Stock only during a limited period. You will find answers to some frequently asked questions about the
Rights Offering beginning on page    of the prospectus. You should also refer
to the detailed Instructions for Use of Charles & Colvard, Ltd. Subscription Certificates, which is included with this letter. The exercise of Subscription Rights will be irrevocable.

                      SUMMARY OF THE TERMS OF THE OFFERING

  . You will receive a non-transferable Subscription Right to purchase one share of Common Stock for each share of Charles & Colvard Common Stock you owned of record on January 12, 2001. For example, if you own 100 shares of Common Stock, you will receive Subscription Rights to purchase an additional 100 shares of Common Stock. This right is referred to as the Basic Subscription Privilege.

  . If you fully exercise the Basic Subscription Privilege issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than
    a total of            shares, shares purchased through the Over-
    Subscription Privilege will be allocated among shareholders who over-subscribe in proportion to the number of shares purchased by those over-subscribing shareholders through the basic subscription privilege, as more fully described in the prospectus.

  . The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on
    February   , 2001 unless extended. If you do not exercise your
    Subscription Rights before that time, they will expire and will have no monetary value.

   If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

   If you do not exercise your Subscription Rights, your ownership in Charles & Colvard may be diluted. Please see page 6 of the prospectus for a discussion of dilution and other risk factors.

   If you have any questions concerning the Rights Offering, please feel free to contact Mark Hahn, Chief Financial Officer, at (919) 468-0399.

                                          Sincerely,

                                          _____________________________________
                                          Robert S. Thomas, Chief Executive
                                           Officer